Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

HOME AND HOSPICE CARE INVESTMENTS, LLC

as Purchaser,

EACH OF THE ENTITIES LISTED ON EXHIBIT A,

as Sellers

AND

EACH OF THE BENEFICIAL OWNERS

Dated as of

May 1, 2010

Section 12.13.	Governing Law	33
Section 12.14.	Confidentiality of Agreement	33
Section 12.15.	Exhibits and Schedules	34
Section 12.16.	Expenses	34
Section 12.17.	Survival	34
Section 12.18.	Sellers’ Represenative	34

Schedules and Exhibits

Schedules

Schedule 1.7	- Assumed Contracts
Schedule 1.30(f)	- Excluded Contracts
Schedule 1.30(l)	- Owned Facilities (Excluded)
Schedule 1.42	- Locations
Schedule 1.59	- Permitted Encumbrances
Schedule 2.3	- Allocation of Purchase Price Among Sellers
Schedule 2.5(c)	- Customary Prorations
Schedule 2.7(c)	- Sellers’ Wire Transfer Instructions
Schedule 3.3(b)	- Consents and Approvals
Schedule 3.7(a)	- Contracts
Schedule 3.9	- Permits
Schedule 3.10(a)	- Business Employees
Schedule 3.10(b)	- Employee Benefit Plans
Schedule 3.13	- Insurance
Schedule 3.16	- Financial Statements
Schedule 3.15(a)	- Program Agreements
Schedule 9.2	- Stay Bonuses
Schedule 12.6	- Purchaser’s Delegation of Right to Acquire Certain
Acquired Assets and Assume Certain Assumed Liabilities to Operating Subsidiaries

Exhibits

Exhibit A        -        List of Sellers

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of May 1, 2010 (the “Effective Date”), by and between HOME AND HOSPICE CARE INVESTMENTS, LLC, a Delaware limited liability company (“Purchaser”), on the one hand, and each of the parties set forth on Exhibit A attached hereto and whose signatures appear on the signature page(s) to this Agreement (each a “Seller” and collectively, “Sellers”) and the Beneficial Owners (as hereinafter defined and whose signatures appear on the signature page(s) to this Agreement), on the other hand.

R E C I T A L S

A. Sellers conduct home healthcare and hospice businesses in Arizona, Idaho, Montana, Nevada and Oregon that provide services to Medicare, Medicaid, third-party payor and private pay patients through the various Locations (as hereinafter defined).

B. Sellers desire to sell their right, title and interest in and to substantially all of Sellers’ assets used or held for use in connection with Sellers’ Operations (as hereinafter defined), and Purchaser desires to purchase such assets in accordance with the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual agreements, covenants, promises, representations, and warranties contained herein, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

Definitions and References

Section 1. Definitions. As used in this Agreement, the following terms have the meanings indicated below.

Section 1.1. “Adjusted EBITDA” or “AEBITDA” for a Measurement Period means (i) earnings before interest, taxes, depreciation and amortization of the Operating Subsidiaries (or such divisions of Purchaser or any such Operating Subsidiaries that operate the applicable Sellers’ Operations after Closing) for such Measurement Period, plus (ii) any Excluded Expenses for such Measurement Period, less (iii) any Excluded Revenues for such Measurement Period. AEBITDA shall be determined in accordance with GAAP, consistently applied

Section 1.2. “Accrued Vacation Liabilities” means the accrued vacation liabilities of the Hired Employees as of the Effective Time to the extent such liabilities are included in the Assumed Liabilities.

Section 1.3. “Acquired Assets” has the meaning set forth in Section 2.1(a).

Section 1.4. “Affiliate” means any person or entity that controls, is controlled by, or is under common control with another person or entity. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any entity, shall mean the possession, directly or indirectly (including through one or more intermediaries), of the power to direct or cause the direction of the management and policies of such entity, through the ownership or control of voting securities, partnership or membership interests or other equity interests or otherwise.

Section 1.5. “Annual Maximum” has the meaning set forth in Section 2.7(a).

Section 1.6. “Assumption” has the meaning set forth in Section 8.2(b).

Section 1.7. “Assumed Contracts” means those Contracts set forth on Schedule 1.7, including each applicable Seller’s leasehold interest under the applicable lease(s) relating to one or more of the Locations (the “Leases”).

Section 1.8. “Assumed Liabilities” mean those liabilities of Sellers to be assumed by Purchaser at the Closing pursuant to this Agreement, which consist exclusively of those liabilities of Sellers described in Section 2.6 hereof.

Section 1.9. “Balance Sheet Date” has the meaning set forth in Section 3.16.

Section 1.10. “Beneficial Owners” means each of Home Care Investments, LLC, D. Shane Peck, Jonathan R. Monks, R. Wayde Sondrup, David A. Schulz, Brian R. Barney, Robert L. Meyer and C. Jesse Peck.

Section 1.11. “Bill of Sale” has the meaning set forth in Section 8.2(a).

Section 1.12. “Business Employees” has the meaning set forth in Section 3.10.

Section 1.13. “Cash Purchase Price” has the meaning set forth in Section 2.3.

Section 1.14. “Carry-forward Maximum” has the meaning set forth in Section 2.5(b).

Section 1.15. “Certifying Patients” has the meaning set forth in Section 2.59(d).

Section 1.16. “Claim” has the meaning set forth in Section 10.5.

Section 1.17. “Closing” shall mean the consummation of the transactions contemplated by this Agreement.

Section 1.18. “Closing Date” has the meaning set forth in Section 2.2.

Section 1.19. “Closing Payment Date” May 3, 2010.

Section 1.20. “Closing Purchase Price” has the meaning set forth in Section 2.3.

Section 1.21. “Competing Activity” has the meaning set forth in Section 6.8.

Section 1.22. “Contracts” means all agreements, contracts or other binding commitments or arrangements, written or oral (including any amendments and other modifications thereto), to which any Seller is a party or is otherwise bound and which affect or relate to the Acquired Assets or Sellers’ Operations.

Section 1.23. “Controlling Party” has the meaning set forth in Section 10.4(b).

Section 1.24. “Damages” shall mean any debt, obligation, loss, claim, liability, deficiency, proceeding, demand, assessment, action, cause of action, cost and other expense (including reasonable attorneys’ fees) of any nature or kind whatsoever

Section 1.25. “Disclosure Schedules” has the meaning set forth in Section 3.

Section 1.26. “Earn-Out Payment Date” has the meaning set forth in Section 2.7(c).

Section 1.27. “Earn-Out Notice” has the meaning set forth in Section 2.7(d).

Section 1.28. “Effective Time” means 12:01 a.m. Mountain Time, on May 1, 2010.

Section 1.29. “Environmental Laws” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. § 9601 et seq.; the Toxic Substances Control Act, 15 U.S.C. §2601 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq.; the Clean Water Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; or any other applicable federal, state or local laws relating to the protection of the environment.

Section 1.30. “Excluded Assets” means the assets of Sellers which are not to be sold and transferred to Purchaser pursuant to this Agreement and which include, but are not limited to, the following:

(a) organizational documents of each Seller;

(b) each Seller’s tax identification number;

(c) all cash on hand, cash equivalents, securities and investments, including an investment in Victory Insurance Company and the promissory note dated April 1, 2010, in the original principal sum of $208.365.00 made by Willow Creek Building at Saw Martin, LLC in favor of Creekside Hospice, Inc.

(d) all accounts and notes receivable for services rendered prior to the Effective Time;

(e) all of Sellers’ depository accounts and the agreements relating thereto between any Seller and such Seller’s bank(s);

(f) the Contracts set forth on Schedule 1.30(f) (the “Excluded Contracts”);

(g) Seller’s insurance policies, including the right to receive premium refunds and rebates;

(h) rights under this Agreement;

(i) amounts due from any Affiliate of Sellers;

(j) financial, accounting and tax-related books and records of Sellers; and

(k) all rights to or claims for losses, loss carry-forwards, refunds of taxes and other governmental charges for periods ending on or prior to the Closing Date and the benefit of any tax credits of Seller; and

(l) the real property and improvements owned by a Seller or an Affiliate of Sellers and currently being utilized by a Seller, as more particularly described on Schedule 1.30(l) (the “Owned Facilities”); provided, however, that such Owned Facilities shall be leased by such Seller to Purchaser (or an Operating Subsidiary) to pursuant to a New Lease.

Section 1.31. “Excluded Expenses” means the following expenses of the Operating Subsidiaries (or such divisions of Purchaser or any such Operating Subsidiaries that operate the applicable Sellers’ Operations after Closing):

(a) any general overhead expenses of Skilled Health Care Group, Inc. or its subsidiaries (other the Operating Subsidiaries or any divisions of Purchaser or any such Operating Subsidiaries that operate the applicable Sellers’ Operations after Closing themselves) allocated to the Operating Subsidiaries, including, without limitation, expenses related to legal services, accounting services, human resources management, advertising, and reporting under and compliance with applicable securities laws and securities exchange rules, including corporate governance matters, except to the extent consistent with the nature and type of the general overhead expenses of Sellers (or otherwise allocated to Sellers by their Affiliates) reflected in Seller’s historical Financial Statements and consistent with the amounts therefor (as the same may be adjusted from time to time for normal increases thereof so long as such increases do not exceed the actual cost of providing such services); and

(b) any expenses of the Operating Subsidiaries (or any divisions of Purchaser or any such Operating Subsidiaries that operate the applicable Sellers’ Operations after Closing) relating to operations or businesses other than (i) the Sellers’ Operations or (ii) any expansion of Sellers’ Operations; provided, however, that if the Operating Subsidiaries (or any divisions of Purchaser or any such Operating Subsidiaries that operate the applicable Sellers’ Operations after Closing) expand Sellers’ Operations after the Closing into areas other than those covered by Sellers’ current licenses and that require the issuance of new licenses (it being understood that expansion to certain areas through the use of so-called “satellite” offices or branches is permitted under Sellers’ current licenses and does not require the issuance of new licenses) to operate therein (herein, “New Licensed Areas”), then the direct costs and expenses of the Operating Subsidiaries (or any divisions of Purchaser or any such Operating Subsidiaries that operate the applicable Sellers’ Operations after Closing) in expanding to any such New Licensed Areas shall also be considered Excluded Expenses, but only for the first (1st) twelve months following such expansion into any such New Licensed Areas.

Section 1.32. “Excluded Revenues” means revenue of the Operating Subsidiaries (or any divisions of Purchaser or any such Operating Subsidiaries that operate the applicable

Sellers’ Operations after Closing) to the extent not generated from or as a result of the operation of Sellers’ Operations after the Closing. Excluded Revenue includes revenue from any expansion of Sellers’ Operations whose related expenses are excluded from the definition of Excluded Expenses as set forth above.

Section 1.33. “Family Member” has the meaning set forth in Section 6.8.

Section 1.34. “Financial Statements” has the meaning set forth in Section 3.16.

Section 1.35. “GAAP” means generally accepted accounting principles in the United States, as consistently applied by Sellers.

Section 1.36. “Hired Employees” has the meaning set forth in Section 9.1(a).

Section 1.37. “Indemnified Party” shall mean a party entitled, or seeking to assert rights, to indemnification pursuant to Article 10 of this Agreement.

Section 1.38. “Indemnifying Party” shall mean the party from whom indemnification is sought by an Indemnified Party pursuant to Article 10 of this Agreement.

Section 1.39. “Insurance Policies” has the meaning set forth in Section 3.13.

Section 1.40. “Inventory” means all inventory and supplies of Sellers or any Affiliate held for use in Sellers’ Operations, but specifically excludes inventory and supplies of Sellers’ related durable medical equipment suppliers Southern Nevada Oxygen, Inc., Sun Valley Medical, LLC and Valley Medical, LLC.

Section 1.41. “Law” or “Laws” means any statute, law, code, ordinance, rule, regulation, order, judgment, injunction, award (including awards of arbitrators) and decree applicable to Sellers, to the Acquired Assets, or to Sellers’ Operations.

Section 1.42. “Leases” has the meaning set forth in the definition of Assumed Contracts.

Section 1.43. “Locations” means the office locations that are leased by certain Sellers for the operation of the business under the Leases and that are listed on Schedule 1.42 attached hereto.

Section 1.44. “Material Adverse Effect” means any change in the financial condition of Seller or Seller’s Operations that would materially adversely affect Seller’s Operations, which is defined as an event that would result in a loss, claim or liability in excess of $50,000.00; provided, however, that none of the following, individually or collectively, will constitute a Material Adverse Effect: (i) the entry into or announcement of this Agreement and the other transactions contemplated hereby; (ii) any change in or interpretations of GAAP or any Law; (iii) any action taken by Purchaser or any of its Affiliates; (iv) any natural disaster or act of God or any national or international political or social conditions; or (v) any change in interest rates or general economic conditions in the industries or markets in which Sellers operate or affecting United States or world economies in general.

Section 1.45. “Management Agreement” has the meaning set forth in Section 8.2(e).

Section 1.46. “Measurement Period” has the meaning set forth in Section 2.7(a).

Section 1.47. “Medicare Cap” means any cap or limitation on Medicare reimbursements imposed under 42 C.F.R. 418.302 and/or 42 C.F.R. 418.309.

Section 1.48. “Medicare Cap Amount” means the amount billed to Medicare in excess of the Medicare Cap for any Medicare Cap Year and which amount is subject to recoupment or offset.

Section 1.49. “Medicare Cap Year” the census period from September 28 of each calendar year and continuing through September 27 of the following calendar year.

Section 1.50. “New Lease(s)” means a new written lease between an applicable Seller or its Affiliate, as lessor, and Purchaser (or an Operating Subsidiary), as lessee, covering one or more of the Owned Facilities upon such terms and conditions as are acceptable to the parties thereto.

Section 1.51. “Non-Competition Period” has the meaning set forth in Section 6.8.

Section 1.52. “Non-Competition Area” shall mean: (i) with respect to each Seller, Home Care Investments, LLC, D. Shane Peck, Jonathan R. Monks and C. Jesse Peck, each of the States of Arizona, California, Idaho, Montana, New Mexico and/or Nevada; (ii) with respect to R. Wayde Sondrup, each the State of Idaho; (iii) with respect to David A. Schulz, the State of Arizona; (iv) with respect to Brian R. Barney, the State of Arizona; and (v) with respect to Robert L. Meyer, the State of Montana,

Section 1.53. “Non-Controlling Party” has the meaning set forth in Section 10.4(b).

Section 1.54. “Objection Notice” has the meaning set forth in Section 2.7(d).

Section 1.55. “Option Agreement” means that certain Option Agreement of even date herewith between Purchaser, as Optionee, and RMHCI, as Optionor, pursuant to which RMHCI is granting to Purchaser and option and right to acquire substantially all of the assets of RMHCI, including substantially all of its assets related to the operation of a home health business in Montana, upon and subject to the terms thereof.

Section 1.56. “Operating Subsidiary” means each Affiliate of Purchaser that owns all or a portion of the Acquired Assets and operates all or a portion of the Sellers’ Operations from and after the Closing (collectively, the “Operating Subsidiaries”).

Section 1.57. “Ownership Change” has the meaning set forth in Section 3.15(c).

Section 1.58. “Permits” has the meaning set forth in Section 3.9.

Section 1.59. “Permitted Encumbrances” means (a) any liens and encumbrances for statutory liens (including materialmen’s, mechanics’, carriers’, warehousemen’s, landlords’, workmen’s, repairmen’s, employees’ or other similar liens) not yet due and payable that are discharged in the ordinary course of Seller’s Operations (but in any case prior to Closing, unless the underlying obligation is an Assumed Liability), (b) any liens for taxes, assessments, governmental charges or levies that are not due or payable or are being contested in good faith and disclosed on Schedule 1.59 attached hereto as of the Effective Time.

Section 1.60. “Programs” and “Program Agreements” have the meaning set forth in Section 3.16(a).

Section 1.61. “Promissory Notes” has the meaning set forth in Section 2.3.

Section 1.62. “Purchase Price” has the meaning set forth in Section 2.3.

Section 1.63. “Purchase Price Allocation” has the meaning set forth in Section 2.8.

Section 1.64. “Purchaser Indemnified Parties” has the meaning set forth in Section 10.2.

Section 1.65. “Recapture Maximum” has the meaning set forth in Section 2.7(b).

Section 1.66. “Representative” means with respect to any party, any officer, director, principal, member, manager, attorney, accountant, employee, agent or other authorized representative of such party.

Section 1.67. “RMHCI” means Rocky Mountain Home Care, Inc., a Montana corporation. RMHCI is an Affiliate of Sellers.

Section 1.68. “RMHCI Management Agreement” means that certain Management Agreement of even date herewith between an Affiliate of Purchaser, as Manager, and RMHCI, as Owner, pursuant to which RMHCI is engaging an Affiliate of Purchaser to manage its home health business in Montana, upon and subject to the terms thereof.

Section 1.69. “Seller Indemnified Parties” has the meaning set forth in Section 10.4.

Section 1.70. “Sellers’ Knowledge” means the actual knowledge of each of the Beneficial Owners.

Section 1.71. “Sellers’ Representative” shall mean D. Shane Peck.

Section 1.72. “Seller’s Operations” means the home healthcare and hospice businesses as presently carried on by Sellers from the Locations, which includes in-home healthcare, hospice and related services to patients and customers of Sellers.

Section 1.73. “Specified Representations” has the meaning set forth in Section 10.1.

Section 1.74. “Tail Policy” means one or more “tail policies” covering Sellers’ Operations and the Locations of Sellers that are currently covered by “claims made” (as opposed to “occurrence based”) general and/or professional liability policies that (i) names Purchaser (or Purchaser’s applicable Operating Subsidiary) as an “additional insureds,” (ii) covers so-called “incurred but not reported claims” under Sellers’ current commercial general liability Insurance Policies (as hereinafter defined) and current medical professional liability Insurance Policies, (iii) covers the period from the Closing Date through the third (3rd) anniversary of the Closing Date (the “Tail Period”), and (iv) has the following coverages for both general liability and medical professional liability insurance: One Million Dollars ($1,000,000) per claim; and Three Million Dollars ($3,000,000) in the aggregate for all of Sellers’ Operations.

Section 1.75. “Target AEBITDA” means $10,320,000.00 for each Measurement Period.

Section 1.76. “Vacation Certificate” has the meaning set forth in Section 2.5(b).

ARTICLE 2

Sale and Purchase of Assets

Section 2.1. Sale and Purchase of Acquired Assets.

(a) For purposes of this Agreement, the term “Acquired Assets” shall mean the assets to be sold and transferred by Sellers to Purchaser pursuant to this Agreement, consisting of substantially all of the assets owned or leased by Sellers and used or held for use in Sellers’ Operations as of the Closing, as more particularly described below, and as are more particularly detailed in the Schedules attached hereto as herein indicated; provided, however, the Excluded Assets are specifically excluded from the Acquired Assets. The Acquired Assets include the following:

(i) current lists of all present customers and patients of Sellers’ Operations and of all prospects, all mailing lists of Sellers’ Operations, a list of all vendors utilized in Sellers’ Operations, all referral source listings of Sellers’ Operations, and all patient medical records currently on site at the Locations and in any offsite storage that relate to present patients of Sellers’ Operations, including all goodwill related to the foregoing;

(ii) the Assumed Contracts, and all of Sellers’ interest (including all rights, benefits, duties and obligations) in the Assumed Contracts;

(iii) the Program Agreements and all Permits (as hereinafter defined) to the extent assignable or transferable by Sellers to Purchaser;

(iv) all tangible personal property (including, without limitation, all machinery, equipment, fixtures and computer hardware and software and furniture) used in the Sellers’ Operations;

(v) all Inventory;

(vi) all personnel, employment and benefit records that relate to any current employees of Sellers that are employed by Purchaser as of the Effective Time;

(vii) all rights to any trade names, trademarks, service marks or similar intellectual property used by Seller;

(viii) all deposits, prepaid rents and other amounts paid or deposited under any Assumed Contracts or otherwise relating to Sellers Operations, including any utility deposits; and

(ix) all other property of Sellers’ used in the Sellers’ Operations.

(b) Subject to the terms and conditions of this Agreement, at the Closing, but effective as of the Effective Time, Sellers agree to sell, transfer, convey, assign and deliver to Purchaser, and Purchaser agrees to purchase from Sellers, all of Sellers’ right, title and interest in and to the Acquired Assets, free and clear of all liens, claims, liabilities, restrictions on transfer and encumbrances, except the Permitted Encumbrances.

Section 2.2. Closing. The Closing of the transactions contemplated by this Agreement shall occur on the Effective Date hereof or such other date as agreed to by the parties in writing (the “Closing Date”), and shall be effective as of the Effective Time, subject to the condition subsequent that the Closing Purchase Price be paid as provided in Section 2.4 hereof, the failure of which condition shall cause this Agreement to be void ab initio.

Section 2.3. Purchase Price. The purchase price for the Acquired Assets (the “Purchase Price”) shall be an amount equal to the sum of (i) Forty Three Million Two Hundred Fifteen Thousand Dollars ($43,215,000) in cash at Closing (the “Cash Purchase Price”), (ii) Nine Million Five Hundred Fifty Thousand Dollars ($9,550,000), in the aggregate original principal amount, to be paid at Closing by delivery of certain promissory notes in the form attached hereto (each a “Promissory Note,” and collectively the “Promissory Notes”), (iii) up to an aggregate of Six Million Six Hundred Fifty Thousand Dollars ($6,650,000) in contingent earn-out payments to be paid in accordance with Section 2.7, (iv) Purchaser’s assumption of the Assumed Liabilities and (iv) the following delayed payments in cash: (A) on May 1, 2011, the sum of Nine Hundred Fifteen Thousand Dollars ($915,000); (B) on May 1, 2012, the sum of the sum of Nine Hundred Ten Thousand Dollars ($910,000); and (C) on May 1, 2013, the sum of the sum of Nine Hundred Ten Thousand Dollars ($910,000). Schedule 2.3 sets forth the allocation of the Cash Purchase Price, the contingent earn out payments and the delayed cash payments among the Sellers and the amount of each Promissory Note to be issued to each Seller at Closing. The Cash Purchase Price (as adjusted pursuant to Section 2.5) together with the aggregate original principal amount of the Promissory Notes shall be referred to herein as the “Closing Purchase Price.”

Section 2.4. Payment of the Closing Purchase Price. Purchaser shall deliver to Sellers on the Closing Payment Date, by wire transfer of same day funds, pursuant to wire transfer instructions delivered by Sellers to Purchaser, an amount equal to the Cash Purchase Price, after taking into account the appropriate adjustments required under Section 2.5 hereof. Purchaser shall also deliver to Sellers on the Closing Payment Date the Promissory Notes.

Section 2.5. Prorations and Purchase Price Adjustments.

(a) Seller and Purchaser shall prorate any amounts which will become due and payable after the Closing Date with respect to (i) ad valorem taxes, if any, on the Acquired Assets; (ii) the Assumed Contracts; and (iii) all other charges and fees customarily prorated and adjusted for similar transactions and set forth on Schedule 2.5(a); provided, however, that in no event shall there be any prorations or other credits in favor of Sellers on account of any deposits, prepaid rents or other amounts paid or deposited under any Assumed Contracts or otherwise relating to Sellers Operations, including any utility deposits prepaid rents or deposits, it being acknowledged that all such amounts and/or the rights thereto are included in the Acquired Assets and shall be transferred or assigned to Purchaser (or Purchaser’s applicable Operating Subsidiary) at the Closing.

(b) Within thirty (30) days after Closing, Sellers shall deliver to Buyer a certificate, signed by an officer or manager of Sellers (“Vacation Certificate”) setting forth the amount of the Accrued Vacation Liabilities. The Vacation Certificate will be accompanied by a check from Sellers in the amount of the Accrued Vacation Liabilities.

(c) Sellers shall be liable for pre-Effective Time prorated amounts due, and Purchaser shall be liable for post-Effective Time amounts due pursuant to items (a) through (c) above. From and after the Closing Date (i) Sellers agree to promptly remit to Purchaser any payments Sellers receive after the Closing Date for the provision of services related to Sellers’ Operations by Purchaser or its Affiliates from and after the Effective Time and (ii) Purchaser agrees to promptly remit to Sellers any payments Purchaser or its Affiliates receives after the Closing Date for the provision of such services by Sellers prior to the Effective Time.

(d) Notwithstanding anything to the contrary in this Section 2.5, at the Effective Time, certain home health care patients of Sellers may still be within a (60) day certification period (“Certifying Patients”). Notwithstanding Section 2.5(c), revenue for the provision of services during the certification period shall be allocated between Sellers and Purchaser based on the number of days before and after the Effective Time, respectively, during the certification period for which the Certifying Patient was a patient, regardless of the particular services rendered on any such day.

(e) Notwithstanding anything to the contrary in this Agreement, Sellers’ shall reimburse/pay to Purchaser any Medicare Cap Amount related to the Sellers’ Operations for the Medicare Cap Year ending September 27, 2010. Any such amount owing by Sellers to Purchaser pursuant to this Section 2.5(e) shall be paid by Sellers to Purchaser within ten (10) days after Purchaser’s demand therefor, together with the notice of the Medicare Cap Amount received by Purchaser (or its Affiliate(s)) from the applicable governmental authority, for such Medicare Cap Year.

Section 2.6. Assumption of Liabilities and Obligations. Effective as of the Effective Time, Purchaser shall assume, perform and discharge only the following liabilities of Sellers’ (collectively, the “Assumed Liabilities”):

(a) all obligations and liabilities of Sellers arising exclusively under the Acquired Assets from and after the Effective Time; provided, however, if a required consent to assign an Assumed Contract cannot be obtained, Purchaser shall only be liable for the benefits received under the Assumed Contract until such time as consent is obtained;

(b) the Accrued Vacation Liabilities; and

(c) all obligations and liabilities, whether or not accrued, arising out of or relating to events or occurrences happening or conditions occurring after Effective Time, for any tax that may be imposed by any governmental entity on the ownership, sale, operation or use of the Acquired Assets.

Notwithstanding the foregoing, all other obligations and liabilities of Sellers shall not be assumed by Purchaser and shall remain and be the obligation and liability solely of Sellers including, but not limited to, the following: (i) obligations or liabilities under any Contract not included in the Acquired Assets, and (ii) any obligations or liabilities arising under the Acquired Assets that relate to the time period prior to the Effective Time or arise out of events occurring prior to the Effective Time. Other than as specified in this Section 2.6, Purchaser, directly or indirectly, shall assume no liabilities or obligations of Sellers and shall not be liable therefor. This Section 2.6 is not intended to and shall not benefit any person or entity other than Sellers and Purchaser and nothing in this Section 2.6 shall create or be construed as creating any third party beneficiary right in any person or entity.

Section 2.7. Earn-Out. In addition to the Closing Purchase Price, the earn-out amounts set forth below can be earned and shall be paid, if earned, to Sellers.

(a) Up to an aggregate of One Million Three Hundred Thirty Three Thousand Dollars ($1,333,000) (the “Annual Maximum”) can be earned based on the AEBITDA of the Sellers’ Operations during each of the twelve (12) month periods (each a “Measurement Period”) ending June 30 of 2011 through and including 2015.

(i) If the AEBITDA for any applicable Measurement Period is equal to or greater than the Target AEBITDA, then earn-out amount for such Measurement Period shall be equal to the Annual Maximum for such Measurement Period and such amount shall be deemed earned as of the expiration of such Measurement Period and be payable by Purchaser to Sellers as and when provided in Section 2.7(c) hereof.

(ii) If the AEBITDA for any applicable Measurement Period is less than the Target AEBITDA, then the earn-out amount for such Measurement Period shall be equal to (A) the Annual Maximum for such Measurement Period, minus (B) the amount by which the actual AEBITDA for such Measurement Period is less than the Target AEBITDA, and such amount shall be deemed earned as of the expiration of such Measurement Period and be payable by Purchaser to Sellers as and when provided in Section 2.7(c) hereof.

(iii) Subject to Section 2.7(b) hereof, if the AEBITDA for any applicable Measurement Period is zero or negative then no earn-out amount for such Measurement Period shall be deemed earned or be payable by Purchasers to Sellers.

(b) If the Annual Maximum is not earned for any of the first four (4) Measurement Periods, then up to Two Hundred Sixty Six Thousand Dollars ($266,000) of the amount not earned may be recaptured (the “Recapture Maximum”) to the extent that the AEBITDA in the immediately subsequent Measurement Period is greater than the Target AEBITDA, in which case, the amount of the recapture earn-out shall be equal to the amount that the applicable AEBITDA exceeds the Target AEBITDA on a dollar for dollar basis, up to the Recapture Maximum for such immediately subsequent Measurement Period. Similarly, if the Annual Maximum is not earned in any of the final four (4) Measurement Periods, then up to Two Hundred Sixty Six Thousand Dollars ($266,000) of the amount not earned may carried forward (the “Carry-forward Maximum”) to the extent that the AEBITDA in the immediately prior Measurement Period is greater than the Target AEBITDA, in which case, the amount of the carry forward earn-out shall be equal to the amount that the applicable AEBITDA exceeded the Target AEBITDA in the prior period on a dollar for dollar basis, up to the Carry-forward Maximum for such immediately prior Measurement Period. Any such recapture earn-out amount or carry-forward earn-out amount for any applicable Measurement Period shall be in addition to any earn-out amount earned by Sellers pursuant to Section 2.7(a)(i) hereof for such applicable Measurement Period and shall be payable by Purchaser to Sellers as and when provided in Section 2.7(c)If the Annual Maximum is not earned for any of the first four (4) Measurement Periods, then up to Two Hundred Sixty Six Thousand Dollars ($266,000) of the amount not earned may be recaptured (the “Recapture Maximum”) to the extent that the AEBITDA in the subsequent Measurement Period is greater than the Target AEBITDA, in which case, the amount of the recapture earn-out shall be equal to the amount that the applicable AEBITDA exceeds the Target AEBITDA on a dollar for dollar basis, up to the Recapture Maximum for such Measurement Period. Any such recapture earn-out amount for any Measurement Period shall be in addition to any earn-out amount earned by Sellers pursuant to Section 2.7(a)(i) hereof for such Measurement Period and shall be payable by Purchaser to Sellers as and when provided in Section 2.7(c) hereof. Notwithstanding the foregoing, in no event shall the total aggregate recapture earn-out and/or carry-forward earn-out for all measurement periods exceed Two Hundred Sixty Six Thousand Dollars ($266,000). By way of illustration only, if AEBITDA (x) for the first Measurement Period is $100,000 less than the Target AEBITDA, (y) for the second Measurement Period exceeds the Target AEBITDA by $350,000, and (z) for the third Measurement Period is $200,000 less than the Target AEBITDA, then Sellers shall be entitled to the following: for the first Measurement Period, the Annual Maximum earn-out, less $100,000 (i.e., a dollar for dollar reduction by the amount that the actual AEBITDA for the first Measurement Period is less than the Target AEBITDA); for second Measurement Period, the Annual Maximum earn-out, plus a recapture earn-out of $100,000 (i.e., a dollar for dollar recapture (up to the maximum aggregate recapture and carry-forward earn-out amount for all Measurement Periods of $266,000) by the amount that the AEBITDA for the second Measurement Period exceeded the Target AEBITDA as a recapture for the first Measurement Period by the amount that the Annual Maximum was not earned for the first Measurement Period); and for the third Measurement Period, the Annual Maximum earn-out, less $200,000 (i.e., a dollar for dollar reduction by the amount that the actual AEBITDA for the third Measurement Period was less than the Target AEBITDA), plus a carry-forward earn-out amount of $166,000 (i.e., a dollar for dollar carry-forward (up to the maximum aggregate recapture and carry-forward earn-out for all Measurement Periods amount of $266,000) by the amount that the AEBITDA for the second Measurement Period exceeded the Target AEBITDA as a carry-forward for the third Measurement Period by the amount that the Annual Maximum was not earned for the third Measurement Period, but limited so that the total aggregate recapture earn-out paid for the first Measurement Period and the carry-forward earn-out for the third Measurement Period does not exceed $266,000.00).

(c) Except as expressly provided in Section 2.7(b) hereof, each earn-out amount (and/or recapture or carry-forward earn-out amounts) for each Measurement Period will stand alone and shall be achieved, if at all, and be calculated separately based upon the AEBITDA for such Measurement Period. Each earn-out amount earned by Sellers for any Measurement Period pursuant to Section 2.7(a) hereof, together with any recapture or carry-forward earn-out amounts earned by Sellers for such Measurement Period pursuant to Section 2.7(b) hereof, shall be paid by Purchaser to Sellers within sixty (60) days after the applicable

Measurement Period ends (except that the for the last Measurement Period, such payment shall be made within fifteen (15) days after the expiration of the Medicare Cap Year immediately following such Measurement Period, or such earlier date as Purchaser and Sellers may mutually agree) (each, an “Earn-Out Payment Date”) by wire transfer to the accounts set forth on Schedule 2.7(c), and the allocation such earn-out amounts among Sellers shall be in accordance with Schedule 2.3 regardless of the amount that each Seller’s former Operations contributed to the AEBITDA. Sellers acknowledge and agree that the achievement of any earn-out amounts pursuant to this Section 2.7 is contingent upon the AEBITDA with respect to Seller’s Operations as a whole after the Closing Date and neither Purchaser nor its Representatives is guaranteeing that any level of AEBITDA will be achieved or that any of the earn-out amounts will be earned by Sellers.

(d) On or before each applicable Earn-Out Payment Date, Purchaser shall deliver Sellers’ Representative a written notice stating the amount, if any, of the applicable earn-out amount deemed earned during any applicable Measurement Period as determined by Purchaser (each an “Earn-Out Notice”), together with a reasonably detailed calculation of AEBITDA for the applicable Measurement Period. In the event Sellers’ Representative objects to any earn-out amount set forth an Earn-Out Notice, Sellers’ Representative must deliver to Purchaser within fifteen (15) days of the date of such Earn-Out Notice a written notice setting forth the basis for such objections (an “Objection Notice”). If Sellers’ Representative delivers an Objection Notice, Purchaser and Sellers shall attempt in good faith to agree upon the applicable earn-out amount. If Purchaser and Sellers so agree in writing to the applicable earn-out amount, Purchaser shall, within five (5) business days of reaching such agreement pay to Sellers any additional amounts agreed upon. If, however, no agreement is reached after good-faith negotiations, either Purchaser or Sellers may demand arbitration of the dispute and the matters shall be resolved by confidential arbitration conducted by three independent arbitrators, one selected by Purchaser, one selected by Sellers, and the third (who must be independent of the parties hereto) selected jointly by the two arbitrators previously so selected. All arbitrators must be members of the CPR National Panel or CPR California Panel. The arbitrators shall set a limited time period and establish procedures designed to reduce the cost and time for discovery of information relating to any dispute while allowing the parties an opportunity, adequate as determined in the sole judgment of the arbitrators, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrators shall rule upon motions to compel, limit or allow discovery as they shall deem appropriate given the nature and extent of the disputed claim. The arbitrators shall also have the authority to impose sanctions, including attorneys’ fees and other costs incurred by the parties, to the same extent as a court of law or equity, if the arbitrators determine that discovery was sought without substantial justification or that discovery was refused or objected to by a party without substantial justification. The decision of a majority of the three arbitrators as to the earn-out amount related to the applicable Earn-Out Notice shall be binding and conclusive upon the parties. Such decision shall be written and shall be supported by written findings of fact and conclusions of law regarding the dispute, which shall set forth the award, judgment, decree or order of the arbitrators. Judgment upon any award, judgment, decree or order rendered by the arbitrators may be entered in any court having competent jurisdiction. Any such arbitration shall be held in the City and County of Orange, California under the CPR Rules for Non-Administered Arbitration then currently in effect. The non-prevailing party (as determined by the arbitrators) to any arbitration under this Section 2.7 shall pay its own expenses, the fees of each arbitrator, the administrative costs of the arbitration and the expenses, including reasonable attorneys’ fees and costs, incurred by the other party to the arbitration. Purchaser shall pay to Seller the amount of any additional earn-out amount deemed earned by the arbitrators within five (5) business days of notice of the arbitrators decision. If Sellers are the determined to be the non-prevailing party, Purchaser may deduct the fees of the arbitrators, the administrative costs of the arbitration and the expenses, including reasonable attorney’s fees and costs, incurred by Purchaser out any amounts then owing to Sellers hereunder prior to payment of such amounts to Sellers. Any remaining amounts owing by Sellers to Purchaser on account of the fees of the arbitrators, the administrative costs of the arbitration and the expenses, including reasonable attorney’s fees and costs, incurred by Purchaser, after any such deduction of amounts then owing by Purchaser to Sellers hereunder (if applicable), shall be paid by Sellers to Purchaser within five (5) business days of notice of the arbitrators decision.

Section 2.8. Allocation of Purchase Price. Notwithstanding the allocation of the payment of the Purchase Price among the Sellers as set forth on Schedule 2.3 attached hereto, Sellers and Purchaser hereby agree that within forty-five (45) days following the Closing, the parties jointly prepare and cooperate in good faith in completing IRS Forms 8594 in order to allocate the Closing Purchase Price among the Acquired Assets; provided, however, that the amount of the Closing Purchase Price allocated to the covenants not to compete contained herein shall in no event exceed an aggregate of Fifty Thousand Dollars ($50,000.00). Such allocation, as reasonably and in good faith agreed upon by the parties, and as set forth in such completed IRS Forms 8594, shall be used for all purposes (including financial, accounting and tax purposes) (the “Purchase Price Allocation”). Any future increase or decrease in the Purchase Price pursuant to the terms of this Agreement, including, without limitation, to reflect the payment of the delayed cash payments pursuant to Section 2.3, any earn-out payments pursuant to Section 2.7 or any payments on account of Claims for Damages pursuant Article 10, shall be allocated to or deducted from the Purchase Price Allocation, as the case may be, on a pro rata basis among all of the Acquired Assets. It is agreed that the allocations under this Section 2.8 shall be binding on all parties for federal, state, local and other tax purposes in connection with the purchase and sale of the Acquired Assets and will be consistently reflected by each party on such party’s tax returns.

Section 2.9. Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid by Sellers when due, and Sellers will, at its own expense, file all necessary tax returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other taxes and fees, and, if required by applicable Law, Purchaser will join in the execution of any such tax returns and other documentation.

Section 2.10. Deemed Assignment of Contracts. To the extent that the assignment hereunder of any of the Assumed Contracts shall require the consent of any other party (or in the event that any of the same shall be non-assignable), neither this Agreement nor any actions taken hereunder shall constitute an assignment or an agreement to assign if such assignment or attempted assignment would constitute a breach thereof or result in a loss or diminution thereof; provided, however, that Sellers shall cooperate with Purchaser to establish a reasonable arrangement designed to provide Purchaser with the benefits and burdens of any

Assumed Contract, including appointing Purchaser to act as its agent to perform all of Sellers’ obligations under such Assumed Contract and to collect and promptly remit to Purchaser all compensation received by Sellers pursuant to such Assumed Contract and to enforce, for the account and benefit of Purchaser, any and all rights of Sellers against any other person arising out of the breach or cancellation of such Assumed Contract by such other person or otherwise (any and all of which arrangements shall constitute, as between the parties hereto, a deemed assignment or transfer); provided, however, that from and after Closing, Sellers shall have no liability to Purchaser in the event that any Assumed Contract requiring consent to assignment hereunder (or which by its terms is non-assignable) is terminated.

ARTICLE 3

Representations and Warranties of Seller

Except as set forth in Sellers’ disclosure schedules attached hereto (the “Disclosure Schedules”) (each of which qualifies the correspondingly numbered representation and warranty and each other representation and warranty contained herein for which the applicability of any such disclosure is reasonably apparent on the face of such disclosure), each Seller, jointly and severally, hereby represents and warrants to Purchaser that the statements contained in this Article 3 are correct and complete as of the Effective Date and as of the Closing Date (or as of such other date indicated in the applicable Section hereof).

Section 3.1. Organization. Each Seller is duly organized, validly existing and in good standing as a limited liability company or corporation under the laws of the state of its formation or incorporation and is duly qualified to transact business in all jurisdictions where the nature of its business or properties makes such qualification necessary. Each Seller has full power and authority to own, lease and operate its properties (including the Acquired Assets) and to carry on and engage in the business and activities conducted by the Sellers’ Operations.

Section 3.2. Due Authorization. Each Seller has the right, power, legal capacity and authority to enter into and perform such Seller’s obligations under this Agreement and to consummate the transactions contemplated hereby. Without limiting the generality of the foregoing, the execution, delivery and performance of this Agreement by each Seller and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all requisite action on the part of such Seller and its mangers, members, directors or shareholders, as applicable. This Agreement has been duly executed and delivered by each Seller and constitutes the legal and binding obligation of each Seller, and is valid and enforceable against each Seller in accordance with its terms, except as such enforceability may be limited by applicable creditors’ rights laws and general principles of equity.

Section 3.3. No Conflict or Violation; Consents and Approvals.

(a) The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, will not (i) violate or conflict with any provision of the articles of organization, certificate of incorporation, operating agreement or other governing document of any Seller; (ii) violate any Law, or any order, writ, injunction or decree of any court, administrative agency or governmental body to which any Seller is subject; (iii) violate, conflict with, or result in or constitute a breach or default under (with the giving of notice or passage of time or both) any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust, or other agreement, instrument or arrangement to which any Seller is a party or by which any Seller or its assets are bound; or (iv) create any lien or other encumbrance on any of the Acquired Assets; (v) violate, conflict with, or result in or constitute a breach or default under (with the giving of notice or passage of time or both), or result in the termination of, or accelerate the performance require by, or result in a right of termination or acceleration under any Assumed Contract.

(b) Except for those consents and approvals set forth on Schedule 3.3(b), no consent, approval, order or authorization of, or registration, declaration or filing with any third party (including any governmental authority and any party to any Assumed Contract) is required by or with respect to the Sellers’ Operations or the transfer of the Acquired Assets (including the assignment of the Assumed Contracts) as a result of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.4. Ownership. Sellers collectively own (or to the extent applicable, hold a valid leasehold interest in), are in possession of, and have good, valid and marketable title to all of the Acquired Assets and Sellers collectively have the right to sell, assign and transfer the Acquired Assets to Purchaser, free and clear of any security interests, claims, liens, pledges, penalties, charges, restrictions on transfer, or encumbrances whatsoever of every kind and character, other than the Permitted Encumbrances.

Section 3.5. Sufficiency of Acquired Assets. All of the Acquired Assets which are tangible property are suitable for purposes for which they are used and are in good operating condition and repair, ordinary wear and tear excepted, and are available for immediate use. The Acquired Assets constitutes all of the assets required for the conduct and operation of the Sellers’ Operations as currently conducted.

Section 3.6. Litigation. There is no suit, action, proceeding, arbitration or legal, administrative or governmental investigations pending, or to the best of Sellers’ Knowledge, threatened against Sellers and affecting Sellers’ Operations, the Acquired Assets or the Assumed Liabilities. To the Sellers’ Knowledge, there is no fact or circumstance that, either alone or together with other facts and circumstances, could reasonably be expected to give rise to any claim, demand, cause of action, chose of action, right of recovery or off-set, suit, litigation, proceeding, arbitration, hearing or investigation against, relating to or affecting Sellers’ Operations, the Acquired Assets or the Assumed Liabilities. No Seller has threatened or initiated the commencement of any suit, action, proceeding, arbitration or legal, administrative or governmental investigation against any third party with respect to Sellers’ Operations, the Acquired Assets or the Assumed Liabilities.

Section 3.7. Contracts.

(a) Schedule 3.7(a) contains a complete list, as of the Effective Date, of all of the Contracts; provided, however, that Contracts that do not have a value per Contract or involve payments by or to the Sellers of at least $25,000 during any twelve-month period need not be listed or disclosed. Sellers have delivered to Purchaser a complete and accurate copy of each of the Contracts. To Sellers’ Knowledge, each written Contract sets forth the entire agreement and understanding between the applicable Seller and the other parties thereto.

(b) Each Assumed Contract (including each of the Leases) is valid, binding and in full force and effect and to Sellers’ Knowledge, no other party to any Assumed Contract is now in violation or breach of, or in default with respect to complying with, any provision thereof and there is no event or condition which has occurred or exists, which (i) constitutes or could constitute (with or without notice, the happening of any event and/or the passage of time) a default or breach under any Assumed Contract by the applicable Seller that is a party thereto, or any other party thereto, or (ii) could cause the acceleration of any obligation or any party thereto or give rise to any right of termination or cancellation thereof. No Seller or any other party to any Assumed Contract has given written notice of termination or non-renewal of any Assumed Contract.

Section 3.8. Compliance with Laws; Taxes.

(a) Sellers have complied with, and are not in violation of: (i) any term or provision of any applicable judgment, decree or order; or (ii) any federal, state or local Laws.

(b) Sellers have timely filed all federal, state and local tax returns required to be filed relating to the Acquired Assets and all such returns are complete and correct in all material respects. Sellers have made timely payment of all such taxes relating to the Acquired Assets when due and payable and have paid all interest, penalties, deficiencies and assessments, if any, levied or assessed against it arising from such taxes. Sellers have duly withheld, collected and timely paid to the proper governmental authorities all material taxes required to be withheld, collected and paid by it, in each case, relating to the Acquired Assets. No Seller has received from any taxing authority any written notice of proposed adjustment, deficiency or underpayment of any material tax related to the Acquired Assets that has not been satisfied by payment or withdrawn, and no written claims related to such taxes have been asserted or, to Sellers’ Knowledge, threatened against Sellers. There are no liens or other encumbrances for taxes on the Acquired Assets, other than Permitted Encumbrances. None of Sellers is a “foreign person” within the meaning of Section 1445(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”). Purchaser is not required to withhold taxes from the payment of sale proceeds to Sellers under the Code or under any applicable state, commonwealth, local or other tax Laws.

Section 3.9. Permits and Licenses. Schedule 3.9 contains a list of all permits, licenses and other similar authorizations (“Permits”) that are required or necessary to the conduct of Sellers’ Operations as such operations as are now being conducted. Sellers currently hold all Permits that are required or necessary to the conduct of Sellers’ Operations as such operations as are now being conducted and all such Permits are current and valid and Sellers are not in default under or in violation of any such Permits.

Section 3.10. Employees; Employee Benefit Plans.

(a) Schedule 3.10(a) contains a list of the names of all employees of Sellers employed in Sellers’ Operations (the “Business Employees”), stating the amounts or rates of compensation payable to each such employee and the employee benefits enjoyed by each of them.

(b) Except as set forth on Schedule 3.10(b), on or prior to the Effective Date, Sellers do not have and have not had any benefit plan (whether formal or informal, whether or not set forth in writing, and whether covering one person or more than one person) sponsored or maintained by Sellers. For purposes of this Section 3.10(b), the term “benefit plan” includes all plans, funds, programs, policies, arrangements, practices, customs and understandings for providing benefits of economic value to any employee, former employee, or present or former beneficiary, dependent or assignee of any such employee or former employee, other than regular salary, wages or commissions paid substantially concurrently with the performance of the services for which paid.

Section 3.11. Labor Relations.

(a) There are no strikes, work stoppages, grievance proceedings, or union organizing efforts pending, or to Sellers’ Knowledge, threatened, against Sellers’ Operations. There has not been, and there is not presently pending or existing, nor, to Sellers’ Knowledge, threatened, any proceeding against or affecting Sellers’ Operations relating to an alleged violation of any Laws relating to employment or the workplace.

(b) No labor union or other collective bargaining unit represents or claims to represent any employees in Sellers’ Operations. There are no collective bargaining agreements to which any Seller is a party or by which any Seller is bound affecting Sellers’ Operations and to Sellers’ Knowledge, there are not any pending applications for certification of a collective bargaining agreements against Sellers.

Section 3.12. Environmental Matters. Sellers are not in the business of the possession, transportation or disposal of hazardous materials. If and to the extent that Sellers’ Operations have involved the possession, transportation, or disposal of hazardous materials, Seller has complied in all material respects with any and all applicable Environmental Laws relating thereto.

Section 3.13. Insurance. Schedule 3.13 contains a true and correct list of all insurance policies (the “Insurance Policies”) maintained as of the Effective Date by or for the benefit of Seller with respect to the Sellers’ Operations or the Acquired Assets. All premiums payable under the Insurance Policies have been timely paid and all such Insurance Policies are: (a) in full force and effect; and (b) valid, outstanding and enforceable policies and the policy holder is not in default in any material respect thereunder. Such Insurance Policies, in the good faith estimate of Sellers, are adequate to insure against all liabilities, claims, and risks against which are customary for companies similarly situated as Sellers.

Section 3.14. Brokers or Finders. No agent, broker, investment banker or other firm or person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with the Closing based on arrangements made by or on behalf of Sellers or their representatives.

Section 3.15. Medicare, Medicaid and Other Third Party Payors.

(a) Sellers’ Operations are duly certified to participate, and do participate, in the Medicare and Medicaid programs (the “Programs”). All provider numbers related to Sellers’ Operations existing Medicare and Medicaid contracts (the “Program Agreements”) are included on Schedule 3.15(a) attached hereto. Sellers’ Operations are and will be at the time of Closing in material compliance with all of the terms, conditions and provisions of such Program Agreements, as well as all Laws related thereto.

(b) No notice of any offsets against future reimbursement under the Programs related to Sellers’ Operations has been received by Sellers. Sellers have not received notice of pending or threatened decertification or other loss of participation in any of the Programs related to Sellers’ Operations.

(c) With respect to each Seller operating under a home health care license and billing under Medicare’s Prospective Payment System therefor, (i) the effective date of such Seller’s enrollment in Medicare was prior to April 1, 2007, and (ii) since April 1, 2007, no such Seller has undergone an “ownership change” or transfer. For purposes of the foregoing, “ownership change” shall have the meaning given to such term in MLN Matters® Number: MM6750 and 42 CFR Sec. 424.550 and Medicare Program Integrity Manual (CMS Pub. 100-08), Chapt. 10 Section 5.5.2.6 (Rev. 338, Issued Dec. 18, 2009; Effective/Implementation Date Jan. 1, 2010).

Section 3.16. Financial Information. Sellers have made available to Purchaser a true and complete copy of (collectively, the “Financial Statements”) (a) the unaudited balance sheet of each Seller as of December 31, 2009, 2008 and 2007, (b) the unaudited statement of income of each Seller for each of the three years in the period ended December 31, 2009, (c) the unaudited balance sheet of each Seller as of March 31, 2010 (the “Balance Sheet Date”) and (d) the unaudited statement of income of each Seller for the three month period ending March 31, 2010. Except as set forth in Schedule 3.16, the Financial Statements have been prepared substantially in accordance with GAAP and fairly and accurately present, in all material respects, the financial position and results of operations of each Seller as of the respective dates and for the periods covered thereby. The financial projections prepared by each Seller for the twelve (12) months ending December 31, 2010 were prepared in good faith on reasonable assumptions at the time such projections were prepared. Each Seller has devised and maintained systems of internal accounting controls with respect to each of such Seller’s applicable Sellers’ Operations that provides reasonable assurances that (x) all transactions are executed in accordance with management’s general or specific authorization, (y) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for items, and (z) the recorded accountability for items is compared with actual levels at reasonable intervals and appropriate actions is taken with respect to any differences.

Section 3.17. Inventory. As of the Closing, the Inventory is reasonable in kind and amount in light of the normal needs of Sellers’ Operations.

Section 3.18. Absence of Certain Business Practices. Except for items of minimal value, the giving or receipt of which do not violate applicable anti-kickback Laws, no Seller, nor any partner, officer, director, owner, manager, employee, agent or representative of any Seller, nor any person acting on behalf of any Seller, acting alone or together,, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, governmental employee or other person with whom or which any Seller has done business, (b) directly or indirectly, given or agreed to give any gift or similar benefit to any hospital, physician, health maintenance organization or other person which refers patients and customers to Sellers or (c) without limiting the generality of the foregoing in subsection (a) and (b) of this Section 3.18, taken any action that would constitute a violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law.

Section 3.19. Absence of Certain Changes. Since the Balance Sheet Date (a) Sellers have not engaged in any practice or taken any action, or entered into any transaction with respect to Sellers’ Operations or the Acquired Assets outside the ordinary course of business; and (b) there has not occurred any Material Adverse Effect.

Section 3.20. Disclosure. To Sellers’ Knowledge, the representations, warranties, and other statements of Sellers contained in this Agreement and the other documents, certificates and written statements furnished to Purchaser by or on behalf of Sellers pursuant thereto, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statement contained herein and therein not misleading.

ARTICLE 4

Representations and Warranties of Beneficial Owners

Each Beneficial Owner, severally as to such Beneficial Owner only and not with respect to the other Beneficial Owners, hereby represents and warrants to Purchaser that the statements contained in this Article 4 are correct and complete as of the Effective Date and as of the Closing Date (or as of such other date indicated in the applicable Section hereof:

Section 4.1. Authority. Each Beneficial Owner has all requisite power and authority to enter into this Agreement and perform such Beneficial Owner’s obligations hereunder, and this Agreement has been duly authorized by such Beneficial Owner and constitutes a valid and binding obligation of such Beneficial Owner enforceable against such Beneficial Owner in accordance with its terms, except as such enforceability may be limited by applicable creditors’ rights laws and general principles of equity.

Section 4.2. No Violation. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, will not (a) violate, conflict with, or result in or constitute a breach or default under (with the giving of notice or passage of time or both) any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust, or other agreement, instrument or arrangement to which any Beneficial Owner is a party or by which any Beneficial Owner or its assets are bound or (b) to the Beneficial Owner’s knowledge, violate any Law, or any order, writ, injunction or decree of any court, administrative agency or governmental body to which any Beneficial Owner is subject.

Section 4.3. Broker and Finders. No agent, broker, investment banker or other firm or person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with the Closing based on arrangements made by or on behalf of any Beneficial Owner.

ARTICLE 5

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Sellers as follows:

Section 5.1. Organization and Existence. Purchaser is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware, and is authorized to do business in the State of Delaware. Each of the Operating Subsidiaries is, or will be as of the Closing Date, duly organized, validly existing and in good standing as a limited liability company under the laws of the state of its formation and is or will be as of the Closing Date duly qualified to transact business in all jurisdictions where the nature of its business or properties makes such qualification necessary.

Section 5.2. Due Authorization. Purchaser has full right, power, legal capacity and authority to enter into and to perform its obligations under this Agreement. The execution, delivery and performance of this Agreement has been duly authorized by Purchaser’s member, and no other proceedings on the part of Purchaser are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement constitutes the valid and legal obligation of Purchaser, and is enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by applicable creditors’ rights laws and general principles of equity.

Section 5.3. No Violation. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, will not result in or constitute:

(a) a default or an event that, with notice or lapse of time or both, would be a default, breach or violation of the Certificate of Limited Liability Company Agreement of Purchaser;

(b) a violation of any Law, or any order, writ, injunction or decree of any court, administrative agency or governmental body to which Purchaser is subject; or

(c) a violation of any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust, or other agreement, instrument or arrangement to which Purchaser is a party or by which Purchaser or its assets are bound.

Section 5.4. Brokers or Finders. No agent, broker, investment banker or other firm or person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with the Closing, based on arrangements made by or on behalf of Purchaser.

ARTICLE 6

Obligations After Closing

Section 6.1. [Intentionally Deleted.]

Section 6.2. [Intentionally Deleted.]

Section 6.3. Consents and Approvals. From and after the Closing, Sellers and Purchaser will continue to use their reasonable best efforts to obtain all consents and approvals required to be obtained in order to consummate the transactions contemplated by this Agreement.

Section 6.4. Sequential Billing and Surrender of Program Agreements. Within one (1) year following the Closing Date, Sellers shall resolve all sequential billing issues related to the Medicare and Medicaid programs. Sellers shall furnish to Purchaser proof of the resolution of the sequential billing issues. Following the Closing Date, Sellers shall promptly surrender its Program Agreements and hospice license to the applicable governmental agency to the extent not transferred to Purchaser hereunder. Sellers shall not transfer or assign its rights in the Program Agreements or the hospice license to any other Person.

Section 6.5. Transfer of Patients and Customers. From and after the Closing, Sellers shall use its reasonable best efforts to assist Purchaser in transferring all of Seller’s patients and customers to Purchaser or the Operating Subsidiaries, as applicable.

Section 6.6. [Intentionally Deleted.]

Section 6.7. [Intentionally Deleted.]

Section 6.8. Non-Competition and Non-Solicitation.

(a) For a period of five (5) years after the Closing (the “Non-Competition Period”), Sellers and each Beneficial Owner shall not, and shall cause each of its and their respective Affiliates and Family Members (collectively, the “Seller Parties”), to not, directly or indirectly (including as a stockholder, partner, member, manager, employee, consultant or other owner or participant in any person or entity (other than as an employee or stockholder of Purchaser or its Affiliates)), (i) engage in any business, operation or activity that is competitive with the business, operations and activities of the Sellers’ Operations or Purchaser’s or its Affiliates’ home health care or hospice businesses (collectively, a “Competing Activity”) within the Non-Competition Area applicable to Sellers and each such Beneficial Owner; provided, however, that (A) the foregoing shall not prohibit the Seller Parties from collectively owning up to an aggregate of 2% of the outstanding capital stock of any publicly traded company that engages in a Competing Activity so long as no Seller Party has any participation in management of such company or (B) subject to the terms of the RMHCI Management Agreement and Option Agreement, the Seller Parties, or any of them, from continuing to own RMHCI and cause or permit RMHCI to operate the home health care business currently operated by RMHCI in the State of Montana; or (ii) solicit away, divert or attempt to solicit away or divert from doing business with Purchaser or its Affiliates any patient, customer, supplier, consultant, referral source, vendor or other person that had a business relationship with Sellers during the previous two (2) years with respect to the Sellers’ Operations. “Family Member” shall mean, for any specified person, any spouse, parent, child or sibling of such specified person, in each case whether related by blood or law, who share a common household with the specified person.

(b) During the Non-Competition Period, each Seller and each Beneficial Owner shall not, and shall cause each of the other Seller Parties under such specified person’s control to not, solicit, endeavor to entice away from Purchaser or any of its Affiliates, or offer employment or a consulting or other position to, or otherwise interfere with the business relationship of Purchaser or any of its Affiliates with, any of its or their employees, including any of the Hired Employees; provided, however, that nothing contained herein shall restrict the placement of “help wanted” or similar advertising not directed specifically to such employees.

(c) Sellers and Beneficial Owners acknowledges that any breach or threatened breach of the provisions of this Section 6.8 by any Seller Parties will cause irreparable injury to Purchaser for which an adequate monetary remedy does not exist. Accordingly, in the event of any such breach or threatened breach by Seller Parties, Purchaser shall be entitled, in addition to the exercise of other remedies, to seek and (subject to court approval) obtain injunctive relief, without necessity of posting a bond, restraining the Seller Parties who are allegedly committing, or threatening to commit such breach from committing such breach or threatened breach. The right provided under this Section Section 6.8(c) shall be in addition to, and not in lieu of, any other rights and remedies available to Purchaser. Sellers and Beneficial Owners further acknowledge and agree that the provisions of this Section 6.8 are made as a material inducement to Purchaser to consummate the transactions contemplated by this Agreement, which transactions are of substantial benefit to Sellers and Beneficial Owners, and that such provisions are reasonable in geographic scope, duration, activity and subject.

Section 6.9. Regulation S-X. From and after the Closing, Sellers agrees to cooperate, and cause its accountants to cooperate, at no out-of-pocket costs or expense to Sellers, in providing (i) historical financial information to Purchaser in a manner and within the time period required for Purchaser or its Affiliates to satisfy its filing obligations with the Securities and Exchange Commission and (ii) any other information reasonably requested by Purchaser in order to comply with the requirements of Rule 3-05 of Regulation S-X of the Securities Act of 1933, as amended.

Section 6.10. Use of Name. Following the Closing, Sellers shall cease use of the names “Creekside Hospice,” “Creekside Health Care,” “Legacy Hospice Care,” Legacy Home Care,” “Rocky Mountain Hospice,” “Sun Valley Hospice,” “Sun Valley Home Care,” and “Hospice Solutions” and any derivations thereof, in connection with the operation of the Acquired Assets; provided, however, that Purchaser agrees that, (a) for a period of one (1) year following Closing, Sellers shall have the right to continue use of such names for the sole purpose of (i) facilitating the transfer of the Acquired Assets to Purchaser and (ii) for the collection of Sellers’ accounts receivable associated with Sellers’ Operations prior to the Closing, and (b) subject to the terms of the RMHCI Management Agreement and Option Agreement, Sellers or an Affiliate of Seller may continue to use the name “Rocky Mountain Home Care”.

Section 6.11. Additional Agreements. Subject to the terms and conditions of this Agreement, each of the parties hereto will use its commercially reasonable efforts to do, or cause to be taken all action and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement. If at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement, the parties to this Agreement and their duly authorized representatives shall take all such action, including, but not limited to, executing and delivering such other certificates, agreements, conveyances and other documents and taking such other action reasonably required in order to transfer and assign to, and vest in, Purchaser the Acquired Assets. Without limiting the generality of the foregoing, if, after the Closing Date, Purchaser seeks indemnification or recovery from one or more other parties to an Assumed Contract or otherwise seeks to enforce such Assumed Contract and, in order to obtain such indemnification, recovery or enforcement, it is necessary for Seller to initiate a suit, participate in any enforcement proceeding or otherwise provide assistance to Purchaser, then, at the request and the sole expense of Purchaser, Seller shall take such action as Purchaser may reasonably request in connection with Purchaser’s efforts to obtain such indemnification, recovery or enforcement.

Section 6.12. Vehicles. Purchaser and Sellers hereby agree that the Assumed Contracts include certain vehicle leases (the “Vehicle Leases”), which vehicles are used in Sellers’ Operations (the “Leased Vehicles”), and that consent for the assignment and assumption of the Vehicle Leases will not be obtained prior to Closing. Accordingly, until such time as each Leased Vehicle is either purchased by Purchaser (or an Operating Subsidiary) or surrendered to the respective lessor under the associated Vehicle Lease, Purchaser agrees or to cause its applicable Operating Subsidiary (a) to promptly pay or reimburse Sellers for (i) all monthly charges incurred pursuant to the Vehicle Lease from and after the Closing Date, (ii) Sellers’ marginal out-of-pocket monthly costs of insuring the Leased Vehicle for the period after the Closing Date and (iii) a pro-rated amount (based on the number of months elapsed under the Vehicle Lease after the Closing Date relative to the total number of months elapsed under the Vehicle Lease) of any charges, penalties, fees or expenses payable under the Vehicle Lease upon surrender of the Leased Vehicle or other termination of the Vehicle Lease, and (ii) to bear all costs of maintaining and operating the Leased Vehicle from and after the Closing.

ARTICLE 7

[Intentionally Deleted]

ARTICLE 8

The Closing

Section 8.1. Date and Time. The Closing of the transactions contemplated by this Agreement shall take place on the Closing Date. Upon the mutual agreement of the parties, the Closing may be consummated via the delivery of executed documents, via mail or overnight service, or via the transmission of executed signature pages by facsimile transmission or electronic mail. The effective time of the Closing and all transactions consummated pursuant to this Agreement shall be the “Effective Time”.

Section 8.2. Deliveries by Seller. At the Closing, Sellers shall deliver, or cause to be delivered to Purchaser, each duly executed by Sellers or such other party specified herein (if execution is appropriate):

(a) a Bill of Sale and Assignment in form acceptable to the parties (the “Bill of Sale”);

(b) an Assumption Agreement in form acceptable to the parties (the “Assumption”);

(c) evidence, reasonably satisfactory to Purchaser and its counsel, of the satisfaction and discharge by Sellers of all existing liens, claims and encumbrances upon or affecting the Acquired Assets;

(d) a legal opinion from Callister Nebeker & McCullough, legal counsel to Sellers, in form acceptable to Purchaser;

(e) one or more interim management agreement(s) in form acceptable to the parties (each, a “Management Agreement”);

(f) an employment agreement with each of D. Shane Peck and Jonathan R. Monks, in each case in form and substance acceptable to such person and Purchaser (each, an “Employment Agreement”), duly executed by such person;

(g) a certificate of each Tail Policy, which shall be obtained at Sellers’ sole cost and expense, along with a complete copy of each such Tail Policy; provided, however, that the requirement that Sellers’ obtain deliver at Closing a Tail Policy may be satisfied either through the extension of Sellers’ existing Insurance Policies an naming Purchaser and its Affiliates as additional insureds thereunder or the purchase of one or more new Tail Policy(ies) to cover the Tail Period; provided further, however, that if at Closing Sellers have extended Sellers’ existing Insurance Policies in lieu of purchasing one or more new Tail Policy(ies) covering the entire Tail Period, and such extensions of Seller’s existing Insurance Policies do not cover the entire Tail Period, then prior the expiration of any such extended Insurance Policies, Seller’s shall, at their sole cost and expense, either further extend Sellers’ existing Insurance Policies (and continue thereafter to extend the same prior the expiration thereof) through the entire Tail Period or purchase one or more new Tail Policy(ies) to cover the balance of such Tail Period, and in either case deliver evidence thereof, including a certificate of such coverage, to Purchasers;

(h) each New Lease;

(i) the Option Agreement and RMHCI Management Agreement; and

(j) such other documents and instruments, in form and content reasonably satisfactory to Purchaser, as may be necessary or appropriate to consummate the transactions contemplated by this Agreement.

Section 8.3. Deliveries by Purchaser. At the Closing or on the Closing Payment Date, as applicable, Purchaser shall deliver, or cause to be delivered to Sellers:

(a) the Cash Purchase Price, payable in the amount and manner set forth in Section 2.3 subject to any adjustments set forth in Section 2.5;

(b) the Promissory Notes as provided for in Section 2.3, each duly executed by Purchaser and Skilled Health Care Group, Inc., as guarantor.

(c) the Assumption, duly executed by Purchaser or one of its Affiliates;

(d) each Management Agreement, duly executed by Purchaser or one of its Affiliates;

(e) each Employment Agreement, duly executed by Purchaser or one of its Affiliates;

(f) each New Lease, duly executed by Purchaser or one of its Affiliates;

(g) the Option Agreement and RMHCI Management Agreement, each duly executed by Purchaser or one of its Affiliates; and

(h) such other instruments and documents, in form and content reasonably satisfactory to Sellers, as may be necessary or appropriate to consummate the transactions contemplated by this Agreement.

ARTICLE 9

Employees

Section 9.1. Hired Employees. Effective as of the Closing Date, Seller shall terminate the employment of each of the Business Employees. Effective as of the Closing Date, Purchaser or its Affiliate may make an offer of employment to certain of such employees, with initial base salaries or hourly rates, benefits, incentive bonus opportunities, and other terms and conditions of employment as determined by Purchaser. Those employees who accept employment with Purchaser shall, as of the Effective Time, become employees of Purchaser or its Affiliate (the “Hired Employees”) as new hires on an at will basis; provided, however, that for purposes of determining seniority and employee benefits, the Hired Employees’ start date with Sellers shall be deemed to be their start date with Purchaser or its Affiliates. At the Effective Time, the active participation of all Hired Employees in each of Sellers’ benefit plans, if any, shall terminate in accordance with the terms, provisions and/or procedures of each such benefit plan. Subject to the assumption of the Accrued Vacation Liabilities by Purchaser, Sellers shall be responsible for all severance, health insurance, COBRA benefits and other liability, if any, for each employee of Seller, terminated by Seller, whether or not such employee accepts employment with Purchaser as a Hired Employee.

Section 9.2. Stay Bonuses. On the Closing Payment Date, and thereafter as and when specified, Sellers agree to pay to those Hired Employees set forth on Schedule 9.2 stay bonuses in the amounts and on the dates set forth on Schedule 9.2 next to each Hired Employee’s name; provided, however, that such applicable stay bonuses shall only be payable to each of such Hired Employees if such Hired Employees are employed by Purchaser or one of its Affiliates at the time a bonus is to be paid in accordance with Schedule 9.2; provided further, however, that if any such Hired Employee is not, at the time a bonus is otherwise to be paid, employed by Purchaser or one of its Affiliates, then the amount of such bonus that would have been payable to such Hired Employee shall be re-allocated and paid to all remaining Hired Employees then employed by Purchaser or one of its Affiliates on a pro rata basis as reasonably determined by Purchaser and Sellers.

ARTICLE 10

Indemnification

Section 10.1. Survival, Right to Indemnification. All representations and warranties in this Agreement, and in any certificate or document delivered pursuant to this Agreement, and a party’s right to recover Damages resulting from a breach of a representation or warranty or otherwise, shall survive Closing for a period of forty (40) months following the Closing Date; provided, however, the representations and warranties contained in Section 3.4, Section 3.8(b), Section 3.14 and Section 4.3 (the “Specified Representations”) shall survive until expiration of the applicable statue of limitations.

Section 10.2. Indemnification by Sellers. Sellers shall, jointly and severally, indemnify and defend Purchaser, its Affiliates and each of their Representatives (collectively, the “Purchaser Indemnified Parties”) in respect of, and hold the Purchaser Indemnified Parties harmless against, any Damages incurred or suffered by the Purchaser Indemnified Parties resulting from, relating to or constituting:

(a) any breach of any representation or warranty of Sellers contained in this Agreement or in any instrument or agreement furnished by Sellers to Purchaser pursuant to this Agreement;

(b) any failure to perform any covenant or agreement of Sellers contained in this Agreement or in any instrument or agreement furnished by Sellers to Purchaser pursuant to this Agreement;

(c) any liability of Sellers other than the Assumed Liabilities;

(d) Sellers’ ownership of the Acquired Assets and the conduct of Sellers’ Operations prior to the Closing Date other than the Assumed Liabilities; or

(e) any transfer taxes described in Section 2.9.

Section 10.3. Indemnification by Beneficial Owners. Each Beneficial Owner shall, severally, and not jointly with any other Beneficial Owner, indemnify and defend the Purchaser Indemnified Parties in respect of, and hold the Purchaser Indemnified Parties harmless against, any Damages incurred or suffered by the Purchaser Indemnified Parties resulting from, relating to or constituting:

(a) any breach of any representation or warranty of such Beneficial Owner contained in this Agreement or in any instrument or agreement furnished by such Sellers to Purchaser pursuant to this Agreement; or

(b) the breach of such Beneficial Owner’s covenants and agreements set forth in Section 6.8 hereof.

Section 10.4. Indemnification by Purchaser. Purchaser shall indemnify and defend Sellers, Beneficial Owners, their Affiliates and each of their Representatives (collectively, the “Seller Indemnified Parties”) in respect of, and hold the Seller Indemnified Parties harmless against, any Damages incurred or suffered by the Seller Indemnified Parties resulting from, relating to or constituting:

(a) any breach of any representation or warranty of Purchaser contained in this Agreement or in any instrument or agreement furnished by Purchaser to Sellers pursuant to this Agreement;

(b) any failure to perform any covenant or agreement of Purchaser contained in this Agreement or in any instrument or agreement furnished by Purchaser to Sellers pursuant to this Agreement;

(c) any Assumed Liabilities; or

(d) Purchaser’s ownership of the Acquired Assets and its conduct of Sellers’ Operations from and after the Effective Time.

Section 10.5. Procedure for Indemnification.

(a) If any claim is asserted against a party as to which such party may be entitled to indemnification hereunder (a “Claim”), such party (the “Indemnified Party”) shall notify the party required to provide indemnification (the “Indemnifying Party”) of the commencement of such Claim. Such notice shall be in writing and shall be given within ten (10) days after receipt by the Indemnified Party of notice of the Claim, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such claim and the amount of Damages claimed; provided, however, that no delay or failure on the part of the Indemnified Party to so notify the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder, except to the extent of any Damage, liability or prejudice actually caused by or arising from such delay or failure. Within twenty (20) days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of the Claim, with counsel reasonably satisfactory to the Indemnified Party; provided that:

(i) the Indemnifying Party may only assume control of such defense if:

(A) it acknowledges in writing to the Indemnified Party that any Damages, fines, costs or other liabilities which may be assessed against the Indemnified Party in connection with such Claim constitute Damages for which the Indemnified Party shall be indemnified by the Indemnifying Party pursuant to this Article 10, and

(B) the ad damnum of the Claim is less than or equal to the amount of Damages for which the Indemnifying Party may be liable pursuant to this Article 10, and

(ii) the Indemnifying Party may not assume control of the defense of any Claim in which criminal liability is asserted, or in which equitable relief is sought, against the Indemnified Party.

(b) If the Indemnifying Party does not, or is not permitted under the terms hereof to, assume control of the defense of a Claim, the Indemnified Party shall control such defense. Whichever party, whether the Indemnified Party or the Indemnifying Party, does not control the defense of a claim (the “Non-Controlling Party”) may participate in such defense at its own expense. Whichever party, whether the Indemnified Party or the Indemnifying Party controls the defense of a claim (the “Controlling Party”) shall keep the Non-Controlling Party advised of the status of such Claim and the defense thereof, and shall consider, in good faith, any recommendations made by the Non-Controlling Party with respect thereto. The Non-Controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Claim, including copies of any summons, complaint or other pleading which may have been served on such Non-Controlling Party and any written claim, demand, invoice, billing or other document evidencing or asserting the same, and shall otherwise cooperate and assist the Controlling Party in the defense of such Claim. The expenses and reasonable fees of counsel to the Indemnified Party with respect to a Claim shall be considered Damages for purposes of this Agreement if:

(i) the Indemnified Party controls the defense of such Claim pursuant to the terms of this Section 10.4(b); or

(ii) the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Claim. The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) If the Indemnified Party seeks indemnification with respect to any matter that does not involve a claim asserted by a third party, the Indemnified Party shall give written notice to the Indemnifying Party promptly after discovering the Damages or other liability and the facts giving rise to such claim for indemnification, describing the nature of the claim in reasonable detail, the amount of Damages related thereto (if known and quantifiable or, if not, a good faith estimate thereof), and the basis for indemnification hereunder. If the Indemnifying Party does not notify the Indemnified Party within fifteen (15) days from the Indemnifying Party’s receipt of the indemnity notice that the Indemnifying Party disputes such claim, the Indemnifying Party shall be deemed to have accepted and agreed to indemnify the Indemnified Party from and against the entirety of the Damages described in the indemnity notice. If the Indemnifying Party has delivered an indemnity dispute notice to the Indemnified Party, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute. If the parties cannot resolve such dispute in thirty (30) days after delivery of the indemnity dispute notice, such dispute shall be resolved through binding arbitration in accordance with Section 2.7(d).

Section 10.6. Subrogation. If an Indemnifying Party pays a claim of an Indemnified Party, then the Indemnifying Party shall be subrogated to all rights that the Indemnified Party may have against others for recovery of the Damages, and the Indemnified Party shall take all actions reasonably necessary to effect such subrogation rights of the Indemnifying Party.

Section 10.7. Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, the obligations of an Indemnifying Party to indemnify an Indemnified Party and an Indemnified Party’s right to collect Damages under any theory of law or equity, shall be subject to the limitations set forth below:

(a) No claim for indemnification by an Indemnified Party may be asserted against an Indemnifying Party, and an Indemnifying Party shall not have any obligation for Damages to an Indemnified Party after the expiration of the forty (40) month following the Closing Date, unless the Indemnified Party has notified the Indemnifying Party of such Claim prior to the forty (40) month anniversary of the Closing Date and the notice specifies in detail the nature of the Claim; provided, however, there shall be no limit with respect to any Claim related to the breach or inaccuracy any of the Specified Representations.

(b) The Purchaser Indemnified Parties shall no right to recover any amounts under Section 10.2(a) or 10.3(a) until the total amount of Damages incurred by the Purchaser Indemnified Parties under such Sections 10.2(a) and/or 10.3(a) exceed $25,000, in which case the Purchaser Indemnified Parties shall be entitled to recover all Damages in excess of such amount.

(c) Except in the case of fraud or intentional misrepresentation and for Claims arising out of breaches of the Specified Representations, neither Sellers nor Beneficial Owners shall be required to indemnify or pay Damages pursuant to this Agreement in the aggregate, in excess of the amount of the then aggregate outstanding principal, at the time the latest notice or Claim by Purchaser for Damages or indemnification, owing by Purchaser to Sellers under the Promissory Notes.

Section 10.8. Indemnification as Exclusive Remedy; Right of Set Off.

(a) Except (i) for Purchaser’s obligations to pay the Purchase Price due after the Closing, (ii) as provided in Section 6.8(c) or (iii) as provided in any employment agreement between a Beneficial Owner and the Purchaser or its Affiliates, the indemnification provided in this Article 10 shall be the sole and exclusive post Closing remedy available to the parties to this Agreement under contract, tort or any other legal theory for any breach of any representation, warranty, covenant or agreement by or on behalf of an Indemnifying Party or otherwise arising out of the transactions described in this Agreement, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties hereto to the fullest extent permitted by law.

(b) Notwithstanding anything contained herein to the contrary, but subject to the limitations set forth in Section 10.6 hereof and the procedures set forth in Section 10.4 hereof, to the extent that Purchaser or its Affiliates is an Indemnified Party hereunder, Purchaser shall have the right to offset any amounts owed to Sellers pursuant to the Promissory Note or on account of any earn-out payments pursuant to Section 2.7 hereof against any amounts owed from or otherwise payable by Sellers to Purchaser and its Affiliates hereunder.

Section 10.9. No Punitive Damages. Notwithstanding any other term or provision of this Agreement, except in the case of fraud or intentional misrepresentation or to the extent paid to a third party pursuant to a Claim, neither party shall be entitled to punitive damages as a result of any cause of action arising out of this Agreement or the transactions contemplated hereby.

Section 10.10. Characterization of Payments. Any payments made to any party pursuant to Article 10 shall constitute an adjustment of the Purchase Price for tax purposes and shall be treated as such by Purchaser and Sellers on their tax returns to the extent permitted by Law.

ARTICLE 11

[Intentionally Deleted]

ARTICLE 12

Miscellaneous Provisions

Section 12.1. Entire Agreement. This Agreement and all other agreements, exhibits and schedules referred to herein or attached hereto, constitute the final, complete and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of the Acquired Assets and supersedes all prior and contemporaneous understandings or agreements of the parties relating to the subject matter hereof. Neither party has been induced to enter into this Agreement by, nor is either party relying upon, any representation or warranty outside those expressly set forth in this Agreement.

Section 12.2. Access to Records. Purchaser acknowledges that certain business records and patient medical records of Seller will be conveyed to Purchaser as part of the Acquired Assets, and that Seller may, from time to time, require access to or copies of such documents or records in connection with (i) the billing and collection of services rendered prior to the Effective Time and (ii) other matters and claims arising with respect to Seller’s Operations prior to the Closing. Purchaser agrees that, upon reasonable notice from Seller, it will, subject to the requirements of any applicable Law, during normal business hours, either provide Seller with access to or, at Purchaser’s option and Seller’s expense, provide copies of such documents or records to Seller for such purposes. Seller agrees to hold any Confidential Information (as hereinafter defined) so provided in confidence and to use such information only for the purposes described above. Purchaser agrees that it will not, within six (6) years following the Closing, destroy or disassemble any such records prepared prior to or at the Closing and delivered to Purchaser, without first notifying Seller and affording Seller the opportunity to remove or copy such records.

Section 12.3. Amendment. No amendment or modification of this Agreement shall be valid or binding unless in writing, and signed by each party hereto.

Section 12.4. Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given or made (and shall be deemed to have been given or made upon receipt) by delivery in person, by courier service or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by a notice given in accordance with this section):

If to Seller:	c/o D. Shane Peck
1697 Haven Brook Circle
Salt Lake City, Utah 84121
Facsimile: (801) 277-3308

and	c/o Jonathan R. Monks
3548 E. Grandview St.
Mesa, Arizona 85213
Facsimile: N/A

with a copy to:	Callister Nebeker & McCullough
10 E. South Temple, Suite 900
Salt Lake City, Utah 84133
Attention: John H. Rees
Facsimile: (801)364-9127

If to Purchaser:	Home and Hospice Care Investments, LLC
c/o Skilled HealthCare Group
27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610
Attention: General Counsel
Facsimile: (949) 828-5820

with a copy to:	Latham & Watkins LLP
650 Town Center Drive,
20th Floor
Costa Mesa, CA 92626
Attention: David Meckler
Facsimile: (714) 755-8290

If to a Beneficial Owner:	To the address set forth below the signature of such
Beneficial Owner on the signature pages hereto.

Section 12.5. Waiver. Any waiver by either party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of that provision or of any breach of any other provision of this Agreement. Except as otherwise provided in this Agreement, the failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver, or deprive that party of the right thereafter to insist on strict adherence to any other term of this Agreement.

Section 12.6. Assignment and Binding Effect. This Agreement shall not be assigned by any party without the prior written consent of the non-assigning parties; provided, however, that Purchaser may, without the prior written consent of Sellers, assign or delegate all or any portion of its rights, or assign or delegate or any portion of its obligations under this Agreement to one or more Affiliates of Purchaser (including any Operating Subsidiary); provided, however, that Purchaser shall remain liable and responsible for compliance with all terms and obligations hereunder notwithstanding any such assignment or delegation. By

Purchaser’s execution and delivery of this Agreement, Purchaser hereby delegates its right to acquire those Acquired Assets and its obligation to assume those Assumed Liabilities to each of its applicable Operating Subsidiaries as set forth on Schedule 12.6 attached hereto. Subject to the foregoing, the provisions of this Agreement shall be binding upon and inure to the benefit of each party, together with its respective successors and permitted assigns.

Section 12.7. Construction and Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, no presumption or burden of proof shall arise favoring or disfavoring either party by virtue of the authorship of any of the provisions of this Agreement. Time is of the essence in the performance of all covenants of this Agreement.

Section 12.8. No Third Party Beneficiaries. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement.

Section 12.9. Joint and Several Obligations of Sellers. The respective obligations and liabilities of Sellers under this Agreement and any certificate or other document delivered in connection herewith shall be joint and several.

Section 12.10. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of applicable law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.

Section 12.11. Headings. The headings of this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

Section 12.12. Counterparts; Execution. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by facsimile or via other electronic transmission system shall be accepted as original signatures.

Section 12.13. Governing Law. This Agreement shall governed by and construed in accordance with the laws of the State of California, without giving effect to conflicts of laws principles.

Section 12.14. Confidentiality of Agreement. Unless otherwise required by Law (including the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended), judicial process or pursuant to any listing agreement with any national securities exchange or the National Association of Securities Dealers, Inc., neither party shall disclose either the existence or the terms of this Agreement to any person other than the party’s

Representatives, or such other third parties with whom it must communicate to consummate the transactions contemplated hereby.

Section 12.15. Exhibits and Schedules. All exhibits and schedules to this Agreement shall constitute part of this Agreement and shall be deemed to be incorporated herein by reference and made part of this Agreement as if set out in full within the body hereof. Any disclosure in any schedule shall be deemed adequate to disclose an exception to any representation or warranty in this Agreement.

Section 12.16. Expenses. Each party shall pay its own fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, all legal expenses incident to the negotiation, preparation and performance of this Agreement.

Section 12.17. Survival. All of the covenants and agreements of the parties hereto to be observed or performed, in whole or in part, after the Closing in this Agreement shall survive the Closing to the extent required to effectuate the relevant post-Closing performance thereof.

Section 12.18. Sellers’ Representative. Each of the Sellers and Beneficial Owners hereby (a) irrevocably appoint, effective as of the Effective Time, D. Shane Peck to exercise the powers of Sellers’ Representative as provided in this Agreement, and (b) agree that Sellers Representative shall not be liable for any action taken or not taken by him in connection with his capacity as Seller’s representative under this Agreement, absent gross negligence or willful misconduct. If Sellers Representative shall be unable or unwilling to serve in such capacity, a successor shall be named by the Sellers entitled to receive at least 51% of the Cash Purchase Price.

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IN WITNESS WHEREOF, Purchaser, Sellers and Beneficial Owners have caused this Asset Purchase Agreement to be duly executed and delivered, all as of the Effective Date.

PURCHASER:

HOME AND HOSPICE CARE INVESTMENTS, LLC, a Delaware limited liability company

By:	/s/ Roland G. Rapp
Name:	Roland G. Rapp
Title:	CAO

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SELLERS:

CREEKSIDE HOSPICE, INC., a Nevada corporation

By:	/s/ Jonathan R. Monks
Name:	Jonathan R. Monks
Title:	President

CREEKSIDE HEALTH CARE, INC., a Nevada corporation

By:	/s/ Jonathan R. Monks
Name:	Jonathan R. Monks
Title:	President

LEGACY HOSPICE CARE, LLC, an Idaho limited liability company

By:	/s/ R. Wayne Sondrup
Name:	R. Wayne Sondrup
Title:	Authorized Member

LEGACY HOME CARE, LC, an Idaho limited liability company

By:	/s/ R. Wayne Sondrup
Name:	R. Wayde Sondrup
Title:	Authorized Member

ROCKY MOUNTAIN HOSPICE, LLC, a Montana limited liability company

By:	/s/ D. Shane Peck
Name:	D. Shane Peck
Title:	Authorized Member

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SUN VALLEY HOSPICE, LLC,
an Arizona limited liability company

By:	/s/ Jonathan R. Monks
Name:	Jonathan R. Monks
Title:	Authorized Member

SUN VALLEY HOME CARE, LLC, an Arizona limited liability company

By:	/s/ David A. Schultz
Name:	David A. Schultz
Title:	Authorized Member

By:	/s/ Brian R. Barney
Name:	Brian R. Barney
Title:	Authorized Member

HOSPICE SOLUTIONS, LLC, a Montana limited liability company

By:	/s/ Robert L. Meyer
Name:	Robert L. Meyer
Title:	Authorized Member

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BENEFICIAL OWNERS:

HOME CARE INVESTMENTS, LC, a Nevada limited liability company

By:	/s/ D. Shane Peck
Name:	D. Shane Peck, Authorized Member

1697 Havenbrook Circle
Salt Lake City, Utah 84121

/s/ D. Shane Peck
Name:	D. Shane Peck, an individual

1697 Havenbrook Circle
Salt Lake City, Utah 84121

/s/ Jonathan R. Monks
Name:	Jonathan R. Monks, an individual

3548 E Grandview Street
Mesa, AZ 85213

/s/ R. Wayde Sondrup
Name:	R. Wayde Sondrup, an individual

13954 Chatesworth Court
Boise, Idaho 84530

/s/ David A. Schulz
Name:	David A. Schulz, an individual

7858 E Posada Ave
Mesa, AZ 85212

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/s/ Brian R. Barney
Name:	Brian R. Barney, an individual.

116 N Brighton Lane
Gilbert, AZ 85234

/s/ Robert L Meyer
Name:	Robert L Meyer, an individual.

3121 Turnberry
Billings, MT 59101

/s/ C. Jess Peck
Name:	C. Jess Peck, an individual.

9425 Canyon Mesa Drive
Las Vegas, NV 89144

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EXHIBIT A

SELLERS

Creekside Hospice, Inc., a Nevada corporation

Creekside Health Care, Inc., a Nevada corporation

Legacy Hospice Care, LLC, an Idaho limited liability company

Legacy Home Care, LC, an Idaho limited liability company

Rocky Mountain Hospice, LLC, a Montana limited liability company

Sun Valley Hospice, LLC, an Arizona limited liability company

Sun Valley Home Care, LLC, an Arizona limited liability company

Hospice Solutions, LLC, a Montana limited liability company